Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Innodata Inc. (the “Company,” “we,” or “our”) has authorized capital stock consisting of 75,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”) and 4,998,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The Company has outstanding one class of Common Stock and one class of Preferred Stock Purchase Right (the “Preferred Stock Purchase Rights”) registered pursuant to the Securities Exchange Act of 1934, as amended. The Company has no Preferred Stock issued and outstanding. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future. The following summary describes the rights of holders of shares of the Common Stock and of the Preferred Stock Purchase Rights as set forth in our Restated Certificate of Incorporation, dated April 27, 1993 as amended February 28, 2001, and as further amended November 14, 2003 and June 5, 2012 (the “Articles of Incorporation”), our Amended and Restated By-laws (the “By-Laws”), the specimen of Common Stock, the Rights Agreement, dated as of February 1, 2019 (collectively, the “Organizational Documents and Evidences of Registrant’s Securities”) and the Form of Certificate of Designation (the “Certificate of Designation”) included as Exhibit A to the Form of Rights Agreement, which Organizational Documents and Evidences of Registrant’s Securities are incorporated by reference as filed as Exhibits 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.2, 4.1 and 4.2, respectively, to the Annual Report on Form 10-K of which this exhibit is a part. Holders of shares of Common Stock and holders of shares Preferred Stock Purchase Rights have the rights set forth in Delaware law, except as otherwise provided in the Organizational Documents and Evidences of Registrant’s Securities and the Certificate of Designation.

Common Stock

Dividends

Subject to the preferential rights of any other class or series of capital stock, including Preferred Stock, holders of our Common Stock are entitled to receive dividends when and as declared by our Board of Directors out of funds legally available for the payment of dividends.

Ranking

The Common Stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding-up of the Company to all other securities and indebtedness of the Company.

Conversion Rights

The shares of Common Stock are not convertible into other securities.

Voting Rights

Holders of shares of our Common Stock are entitled to one vote per share on all matters voted on by our stockholders. A majority of the shares entitled to vote at any meeting of stockholders shall constitute a quorum for the transaction of any business thereat. In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. There are no cumulative voting rights for the election of directors.

Liquidation

In the event of a liquidation, dissolution or winding up of the Company, after payments to creditors and the holders of any senior securities, the holders of Common Stock will be entitled to receive pro rata all of the remaining assets of the Company available for distribution to our stockholders.

Redemption

We have no obligation or right to redeem our Common Stock.

Preferred Stock Purchase Rights

The Corporation has outstanding one series of Preferred Stock Purchase Rights, which were paid as a dividend of one Preferred Stock Purchase Right for each outstanding share of Common Stock to the stockholders of record as of the close of business on February 15, 2019, and one Preferred Stock Purchase Right has been issued with each share of Common Stock issued after such date. The Preferred Stock Purchase Rights trade with, and are inseparable from, the Common Stock to which they attach, until such time as each Preferred Stock Purchase Right is exercised, redeemed, exchanged, or they otherwise expire or are terminated.

Purchase Price

        Each Preferred Stock Purchase Rights entitles its holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Stock, par value $0.01 per share (“Series C Preferred Stock”) for $7.00, subject to adjustment in accordance with the terms of the Rights Agreement (as adjusted, the “Purchase Price”), once the Preferred Stock Purchase Rights become exercisable. Such portion of a share of Series C Preferred Stock will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of Common Stock. Prior to exercise, the Preferred Stock Purchase Rights do not give holders any dividend, voting, or liquidation rights as a stockholder of the Company.

Exercisability

The Preferred Stock Purchase Rights will not be exercisable until:

(i)	10 days after the public announcement that a person or group has become an “Acquiring Person,” as defined in the Rights Agreement, by obtaining beneficial ownership of 20% or more of the then-outstanding Common Stock, or, if earlier,

(ii)	10 business days (or a later date determined by the Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

The date when the Preferred Stock Purchase Rights become exercisable is referred to as the “Distribution Date.” Until the Distribution Date, certificates evidencing the Common Stock will also evidence the Preferred Stock Purchase Rights, and any transfer of shares of Common Stock will constitute a transfer of the Preferred Stock Purchase Rights attached to such shares of Common Stock. After the Distribution Date, the Preferred Stock Purchase Rights will separate from the Common Stock and be evidenced by Preferred Stock Purchase Rights certificates that the Company will mail to all eligible holders of Common Stock.

Any Preferred Stock Purchase Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

If a person or group becomes an Acquiring Person, all holders of Preferred Stock Purchase Rights, except the Acquiring Person, may acquire shares of Common Stock, for a purchase price per share equal to 50% of the Purchase Price based on the market price of the Common Stock on the date such person or group becomes an Acquiring Person.

If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Preferred Stock Purchase Rights, except the Acquiring Person, may purchase shares of common stock of the acquiring corporation for a purchase price per share equal to 50% of the market price of the acquiring corporation’s common stock on the date of such merger or similar transaction.

Preferred Stock Provisions

Each share of Series C Preferred Stock, if issued:

(i)	will not be redeemable;

(ii)	will be junior to any other series of Preferred Stock we may issue;

(iii)	will entitle the holder to quarterly dividend payments in an amount equal to 1,000 times the dividend, if any, paid on one share of Common Stock (so that one one-thousandth of a share of Series C Preferred Stock would entitle the holder to receive a quarterly dividend payment that is the same as any dividend paid on one share of Common Stock);

(iv)	will entitle the holder upon liquidation to receive 1,000 times the payment made on one share of Common Stock (so that one one-thousandth of a share of Series C Preferred Stock would entitle the holder to receive the same payment as is made on one share of Common Stock);

(v)	will entitle the holder, if Common Stock is exchanged via merger, consolidation or a similar transaction, to a per share payment equal to 1,000 times the payment made on one share of Common Stock (so that one one-thousandth of a share of Series C Preferred Stock would entitle the holder to receive the same payment as is made on one share of Common Stock); and

(vi)	will have the same voting power as 1,000 shares of Common Stock (so that one one-thousandth of a share of Series C Preferred Stock would have the same voting rights as one share of Common Stock).

The value of one one-thousandth of a share of Series C Preferred Stock should approximate the value of one share of Common Stock.

Whenever quarterly dividends or other dividends or distributions payable on the Series C Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series C Preferred Stock outstanding shall have been paid in full, the Company shall not:

(i)	declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Stock;

(ii)	declare or pay dividends on, or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Stock, except dividends paid ratably on the Series C Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)	redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Stock;

(iv)	purchase or otherwise acquire for consideration any shares of Series C Preferred Stock, or any shares of stock ranking on a parity with the Series C Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

Expiration

The Preferred Stock Purchase Rights will expire on January 31, 2022 or on any earlier date on which the Company redeems or exchanges them, as discussed below.

Redemption

The Board of Directors may redeem the Preferred Stock Purchase Rights for $0.001 per Preferred Stock Purchase Right at any time prior to the earlier of (i) the close of business on the 10th calendar day following the Shares Acquisition Date, as defined in the Rights Agreement, or (ii) the Final Expiration Date, as defined in the Rights Agreement. If the Board of Directors redeems any Preferred Stock Purchase Rights, it must redeem all of the Preferred Stock Purchase Rights. Once the Preferred Stock Purchase Rights are redeemed, the only right of the holders of Preferred Stock Purchase Rights will be to receive the redemption price of $0.001 per Preferred Stock Purchase Right, in cash, Common Stock or other securities, as determined by the Board of Directors.

Exchange

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the then-outstanding Common Stock, the Board of Directors may extinguish the Preferred Stock Purchase Rights by exchanging one share of Common Stock or an equivalent security for each Preferred Stock Purchase Right (subject to adjustment) other than Preferred Stock Purchase Rights held by the Acquiring Person.

Qualifying Offer Provision

If the Company receives a “qualifying offer,” as defined in the Rights Agreement, (that has not been terminated and continues to be a qualifying offer for the period hereinafter described) and the Board of Directors has not redeemed the outstanding Preferred Stock Purchase Rights, exempted such qualifying offer from the terms of the Rights Agreement or called a special meeting for stockholders to vote on whether to exempt the qualifying offer from the terms of the Rights Agreement within 90 business days following the commencement of such offer, and if, 90 to 120 business days following commencement, the Company receives notice from holders of at least 10% of the then-outstanding shares of Common Stock (excluding shares beneficially owned by the offeror and its affiliates and associates) requesting a special meeting of the Company’s stockholders to vote on a resolution to exempt the qualifying offer, then the Board of Directors must call and hold such a special meeting by the 90th business day following receipt of the stockholder notice (the “Outside Meeting Date”).

If prior to holding a vote on the qualifying offer, the Company enters into an agreement conditioned on the approval by holders of a majority of the Company’s then-outstanding shares of Common Stock with respect to a share exchange, merger, consolidation, recapitalization, reorganization, business combination or a similar transaction involving the Company or the direct or indirect acquisition of more than 50% of the Company’s consolidated total assets or earning power, the Outside Meeting Date may be extended by the Board of Directors so that stockholders vote on whether to exempt the qualifying offer at the same time as they vote on such agreement.

If the Board of Directors does not hold a special meeting by the Outside Meeting Date to vote on the exemption of the qualifying offer, the qualifying offer will be deemed exempt from the Rights Agreement 10 business days after the Outside Meeting Date. If the Board of Directors does hold a special meeting and stockholders vote at such meeting in favor of exempting the qualifying offer, the qualifying offer will be deemed exempt from the Rights Agreement 10 business days after the votes are certified as official by the inspector of elections.

Anti-dilution Provisions

The Preferred Stock Purchase Rights have the benefit of certain customary anti-dilution provisions.

Amendments

The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Preferred Stock Purchase Rights. However, after a person or group becomes an Acquiring Person, the Board of Directors may not amend the Rights Agreement in a way that adversely affects holders of the Preferred Stock Purchase Rights.